FILER:

      COMPANY DATA:
         COMPANY CONFORMED NAME:          ALLIANT ENERGY CORPORATE SERVICES, INC
         CENTRAL INDEX KEY:
         STANDARD INDUSTRIAL CLASSIFICATION:
         IRS NUMBER:
         STATE OF INCORPORATION:
         FISCAL YEAR END:

      FILING VALUES:
         FORM TYPE:                       U-6B-2
         SEC ACT:
         SEC FILE NUMBER:
         FILM NUMBER:

      BUSINESS ADDRESS:
         STREET 1:                        222 WEST WASHINGTON AVENUE
         CITY:                            MADISON
         STATE:                           WI
         ZIP:                             53703
         BUSINESS PHONE:                  608-252-3311

      MAIL ADDRESS:
            STREET 1:                     P.O. BOX 192
            CITY:                         MADISON
            STATE:                        WI
            ZIP:                          53701-0192




                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

                                        FORM U-6B-2

                                Certificate of Notification

                          ALLIANT ENERGY CORPORATE SERVICES, INC.
                    (Formerly known as "Alliant Services Company, Inc.")

     This  certificate  is filed by  Alliant  Energy  Corporate  Services,  Inc.
("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company
("Entra"), Heartland Energy Group, Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), Williams Bulk Transfer, and WPLH Commodities Trading LLC ("Trading").

     This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 2000 through March 31, 2000, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.      Issue, renewal or guaranty - New Issues

3.      Principal amount - See Schedule 1

4.      Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 2000 through September 30, 2000

6.      If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 74 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.      Collateral given with each security:  None

10.     Consideration received for each security:  See Schedule 1

11.     Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
        a. the provisions contained in the first sentence of 6 (b), :
        b. the provisions contained in the fourth sentence of 6(b), :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.     Not Applicable

14.     Not Applicable

15      Exempt from provisions of 6(a) under Rule 52.


                                    ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: November 6, 2000        By:-----------------------------------------------
                                           Edward M. Gleason, VP - Treasurer


                                        Form U-6B-2
                                         Schedule 1

                          ALLIANT ENERGY CORPORATE SERVICES, INC.

                    PERIOD FROM JULY 1, 2000 THROUGH SEPTEMBER 30, 2000

     1. During the period from July 1, 2000 through September 30, 2000,  Alliant
Energy   Resources,   Inc.  issued   commercial  paper  to  fund  borrowings  of
participants from the Non-Utility Money Pool as follows:

                     July          August        September       Quarter
Beginning Balance   $188,000,000  $196,500,000   $209,000,000    $188,000,000
CP Issued           $167,500,000  $228,000,000   $159,500,000    $555,000,000
CP Matured          $159,000,000  $215,500,000   $178,000,000    $552,500,000
Ending Balance      $196,500,000  $209,000,000   $190,500,000    $190,500,000


     2. The weighted average interest rate for the period was as follows:

              July       6.378%
              August     6.329%
              September  6.525%
              Quarter    6.411%

     3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                               Beginning        Borrowing/        Ending
Participant          Month      Balance        (Repayment)        Balance
---------------------------------------------------------------------------
Alliant Energy      July             3,876.21         176.95         3,699.26
Field Services      August           3,699.26         140.69         3,558.57
                    September        3,558.57          79.44         3,479.13

Alliant Energy      July         3,954,472.51  (1,997,131.88)    5,951,604.39
Industrial Services August       5,951,604.39  (1,413,087.11)    7,364,691.50
                    September    7,364,691.50     (55,486.25)    7,420,177.75

Alliant Energy      July       191,653,569.55  (6,492,304.49)  198,145,874.04
International, Inc. August     198,145,874.04  (1,440,415.65)  199,586,289.69
                    September  199,586,289.69    (140,533.68)  199,726,823.37

Alliant Energy      July          (803,343.86)      4,842.38      (808,186.24)
Investco, Inc.      August        (808,186.24)      4,871.57      (813,057.81)
                    September     (813,057.81)   (106,426.47)     (706,631.34)

Alliant Energy      July        31,031,941.25    (258,488.90)   31,290,430.15
Investments, Inc.   August      31,290,430.15    (280,984.33)   31,571,414.48
                    September   31,571,414.48  (2,527,802.37)   34,099,216.85

                               Beginning        Borrowing/       Ending
Participant          Month      Balance        (Repayment)       Balance
---------------------------------------------------------------------------

Alliant Energy      July         9,193,633.46     (62,213.74)    9,255,847.20
Transportation,Inc. August       9,255,847.20     (48,996.80)    9,304,844.00
                    September    9,304,844.00      12,924.53     9,291,919.47

Capital Square      July        (4,926,621.46) (1,231,171.19)   (3,695,450.27)
Financial Corp.     August      (3,695,450.27)    776,413.98    (4,471,864.25)
                    September   (4,471,864.25)    715,410.40    (5,187,274.65)

Cedar Rapids &      July          (637,574.41)    232,082.38      (869,656.79)
Iowa City Railway   August        (869,656.79)  1,640,090.51    (2,509,747.30)
                    September   (2,509,747.30) (1,350,514.25)   (1,159,233.05)

Heartland Energy    July        (2,396,360.38) (1,055,863.67)   (1,340,496.71)
Group               August      (1,340,496.71)     55,327.92    (1,395,824.63)
                    September   (1,395,824.63)    (21,242.24)   (1,374,582.39)

Heartland           July           427,810.36  (9,880,025.21)   10,307,835.57
Properties, Inc.    August      10,307,835.57    (955,008.37)   11,262,843.94
                    September   11,262,843.94   3,538,045.48     7,724,798.46

HES                 July         2,134,245.83     (15,207.01)    2,149,452.84
                    August       2,149,452.84     (17,214.74)    2,166,667.58
                    September    2,166,667.58       6,583.80     2,160,083.78

IEA Delaware        July        10,252,767.61     149,170.23    10,103,597.38
                    August      10,103,597.38     130,025.23     9,973,572.15
                    September    9,973,572.15    (707,347.31)   10,680,919.46

IEI Barge           July          (847,060.72)    163,454.07    (1,010,514.79)
Services, Inc.      August      (1,010,514.79)    149,651.93    (1,160,166.72)
                    September   (1,160,166.72)      4,274.98    (1,164,441.70)

Industrial Energy   July        37,426,658.71     (90,562.77)   37,517,221.48
Applications, Inc.  August      37,517,221.48    (331,288.35)   37,848,509.83
                    September   37,848,509.83     686,488.54    37,162,021.29

Iowa Land & Building July        5,761,907.30     146,496.49     5,615,410.81
Company             August       5,615,410.81      13,873.46     5,601,537.35
                    September    5,601,537.35      86,818.56     5,514,718.79

Prairie Ridge       July               776.18         (88.88)          865.06
Business Park, L.P. August             865.06         (41.10)          906.16
                    September          906.16        (242.36)        1,148.52

RMT, Inc.           July        (7,306,618.25)   (771,213.90)   (6,535,404.35)
                    August      (6,535,404.35)  2,198,813.07    (8,734,217.42)
                    September   (8,734,217.42)   (875,077.95)   (7,859,139.47)

Schedin &           July           752,144.16     (79,632.32)      831,776.48
Associates, Inc.    August         831,776.48      17,952.43       813,824.05
                    September      813,824.05     111,554.56       702,269.49

Transfer            July        (1,086,515.78)     48,323.95    (1,134,839.73)
Services, Inc.      August      (1,134,839.73)      4,943.46    (1,139,783.19)
                    September   (1,139,783.19)     21,889.12    (1,161,672.31)

Village             July         7,122,809.41     169,235.27     6,953,574.14
Lakeshares, Inc.    August       6,953,574.14   1,877,553.68     5,076,020.46
                    September    5,076,020.46     162,610.31     4,913,410.15

Whiting Petroleum   July       131,524,752.12  14,451,026.69   117,073,725.43
Corporation         August     117,073,725.43  (4,162,023.47)  121,235,748.90
                    September  121,235,748.90  15,381,893.22   105,853,855.68

Williams Bulk       July        4,328,722.16     (464,455.02)    4,793,177.18
Transfer            August      4,793,177.18     (116,177.02)    4,909,354.20
                    September   4,909,354.20      (47,003.25)    4,956,357.45

     4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.


     5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

        a. Alliant Energy International, Inc.(formerly "IES International Inc.") - Investments in foreign utilities.

        b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

        c.  Alliant Energy Investments,  Inc.(formerly "IES Investments Inc.")
            - Holding company for miscellaneous investments in real estate and venture capital.

        d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

        e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc. ") - Holding company for transportation related subsidiaries.

        f.  Capital Square Financial Corp. - Financing services.

        g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

        h. Entra Technologies Company - Environmental software development. Entra's money pool balance was combined with Heartland Environmental Holding Company as of 5/1/99.

        i. Heartland Energy Group - Natural gas commodity and management services company.

        j. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries. Heartland Environmental Holding Company's money pool balance was combined with RMT Inc as of 5/21/99.

        k. Heartland Properties, Inc. - Real estate management and community development.

        l.  HES - Holding company with an ownership in ReGenCo LLC.

        m. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

        n.  IEA-HES, LLC - Natural gas marketing.

        o.  IEI Barge Services Inc. - Barge terminal and hauling services.

        p. Industrial Energy Applications, Inc.- Commodities-based energy services.

        q.  Iowa Land & Building Company - Real estate purchasing.

        r.  Prairie Ridge Business Park, LP - Real estate holding company.

        s. Quality Environmental Systems, Inc. - Environmental consulting and engineering. QES' money pool balance was combined with RMT, Inc.
            as of 5/1/99.

        t.  RMT, Inc.- Environmental consulting and engineering.

        u.  Schedin & Associates, Inc. - Energy consulting.

        v. Transfer Services, Inc.(formerly "IES Transfer Services Inc.") - Operates storage facilities.

        w.  Village Lakeshares Inc. - Real estate and community development.

        x.  Whiting Petroleum Corporation - Crude oil production.

        y. Williams Bulk Transfer - Bulk materials transloading & storage facility.

        z.  WPLH Commodities Trading LLC - Investments.